July 26, 2011

VIA EDGAR

Eric Envall, Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	TFS Financial Corporation
File No. 001-33390
Form 10-K for the fiscal year ended September 30, 2010
Form 10-Q for the quarter ended March 31, 2011

Dear Attorney Envall:

TFS Financial Corporation the “Company” or “we” has received the July 25, 2011 comment letter from the Securities and Exchange Commission (the “Letter”) with respect to the filings referenced above (the “Filings”).

In connection therewith, we respectfully request an extension of five (5) additional business days beyond the ten (10) business days cited in the Letter, to August 15, 2011, for the submission of the Company’s response to the Letter.

Should you have any additional questions or wish to receive more information with respect to this matter, please contact me at (216) 429-5363 or dave.huffman@thirdfederal.com.

Sincerely,

/s/ David S. Huffman

David S. Huffman, Chief Financial Officer